EXHIBIT 99.1

Himax Announces Plans for Dual Listing On Taiwan Stock Exchange

TAINAN, Taiwan, June 11, 2009 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq:HIMX) today announced its plans for a dual listing on the Taiwan Stock Exchange.

Himax is a Cayman-incorporated company which has listed its American Depositary Shares, or ADSs, each representing one ordinary share, on the Nasdaq since March 2006. The total number of outstanding shares is approximately 185 million shares, of which approximately half in the form of ADSs are traded on the Nasdaq. Currently, shareholders can freely convert their ordinary shares into ADSs, or vice versa, subject to certain procedures and fees. The Company plans to list all of its ordinary shares on the Taiwan Stock Exchange, while maintaining its ADS listing on the Nasdaq and maintaining the two-way fungibility between its ordinary shares to be listed on the Taiwan Stock Exchange and its ADSs.

In less then eight years since our inception in June 2001, Himax has become the world's 11th largest fabless semiconductor company in 2008 according to GSA and Taiwan's second largest fabless semiconductor company, with 2008 consolidated revenues of US$833 million. Furthermore, Himax ranked the world's number one display driver supplier for large panel applications in 2008 according to iSuppli.

Jordan Wu, President and Chief Executive Officer of Himax, commented, "Taiwan, in which Himax is based, has played an integral and critical role in the world's semiconductor and TFT-LCD panel supply chains and has numerous up-stream and down-stream companies. And therefore, Taiwan has attracted abundant institutional investment funds focusing on technology investment. Over the past few years, we have been keeping a close dialogue with investors in Taiwan and other parts of Asia, who have expressed strong interest in trading Himax shares within their time-zone. We believe a Taiwan listing would provide a more convenient trading platform for these Asian-based investors and would help our corporate value to be fully reflected through the more active stock trades.

Mr. Wu continued, "We aim to become the world's leading semiconductor solution provider for the flat panel display industry. We remain confident in maintaining our worldwide leadership in display drivers and endeavor to grow our non-driver businesses which include timing controllers, LCD TV and monitor chipset solutions, LCOS projector solutions, power management ICs and CMOS image sensors. We believe these products will become our growth drivers in the long term."

Yuanta Securities has been appointed as the lead underwriter for Himax's Taiwan listing. The Company expects to list on the Taiwan stock exchange at the end of 2009 or beginning of 2010.

About Himax Technologies, Inc.

Himax Technologies, Inc. designs, develops, and markets semiconductors that are critical components of flat panel displays. The Company's principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as netbook computers, digital cameras, mobile gaming devices, portable DVD players, digital photo frame and car navigation displays. In addition, the Company is expanding its product offerings to include timing controllers, LCD TV and monitor chipset solutions, LCOS projector solutions, power management ICs and CMOS image sensors. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Ningbo, Foshan, Fuqing, Beijing, Shanghai, Suzhou and Shenzhen, China; Yokohama and Matsusaka, Japan; Anyang-si, Kyungki-do and Cheonan-si, Chungcheongnam-do, South Korea; and Irvine, California, USA.

Forward-Looking Statements:

This press release contains forward-looking statements, including statements regarding our future business prospects and our ordinary shares and ADSs, on which you should not place undue reliance. There can be no assurance that Himax's Taiwan listing will provide a more convenient trading platform for all existing and potential investors and no assurance that the dual listing plan will improve the Company's share liquidity or enhance its share price or will maintain the full two-way fungibility between the Company's ordinary shares and ADSs; factors that could cause our dual listing plan to differ materially include, but not limited to, those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things and not limited to, shareholders' support on the dual listing plan, changes in either Taiwan or US authorities' policies, Taiwan Stock Exchange and Taiwan authority's acceptance of Himax's Taiwan listing application, changes in capital market conditions in either Taiwan or the US, capital market acceptance of our share offering, our future business development, results of operations and financial condition, the capabilities of the underwriters and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2008 filed with the SEC on May 15, 2009, if and as amended. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

CONTACT:  Himax Technologies, Inc.
          Max Chan, Chief Financial Officer
            +886-2-2370-3999 Ext. 22300
            max_chan@himax.com.tw
          Investor Relations
          Jessie Wang
            +886-2-2370-3999 Ext. 22618
            jessie_wang@himax.com.tw

          The Ruth Group
          Joseph Villalta
          +1-646-536-7003
          jvillalta@theruthgroup.com